April 6, 2015

Melissa N. Rocha
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Red Trail Energy, LLC
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed December 15, 2014
Response Letter dated March 24, 2015
File No. 0-52033

Dear Ms. Rocha:

We are in receipt of your letter dated April 1, 2015 providing comments on our Form 10-K for the fiscal year ended September 30, 2014, and the Response Letter dated March 24, 2015. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Item 1A. Business, page 4

1.    We note your response to comment three of our letter dated March 10, 2015 that the GS CleanTech Corporation lawsuit has been monitored by you due to the impact it may have on you as a producer of corn oil. In future filings, to the extent you retain the disclosure relating to the litigation, please disclose the relevance of the litigation and the potential material impact to your operations.

RESPONSE:    In future filings, we will make the disclosures as requested.

Patents, Trademarks, Licenses, Franchises and Concession, page 7

2.    We note your response to comment two of our letter dated March 10, 2015. In future filings, please list the license agreement as one of the exhibits to your Form 10-K.

RESPONSE: In future filings, we will make the disclosures as requested.

In connection with our response to the comments contained in your letter dated April 1, 2015, our management hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jodi Johnson
Chief Financial Officer